Exhibit 99.3

notice of
annual general
meeting

Notice of Annual General Meeting
Cadbury plc
(Incorporated in England and Wales with registered number 6497379)
NOTICE IS HEREBY GIVEN that the ANNUAL GENERAL MEETING of Cadbury plc (the “Company”) will be held at the Queen Elizabeth II Conference Centre, Broad Sanctuary, London SW1P 3EE on 14 May 2009 at 2.30 p.m. (London time), for the purpose of considering and, if thought fit, passing the following resolutions, 1 to 12 as ordinary resolutions, and 13 to 15 as special resolutions:
1.	THAT the audited Financial Statements for the year ended 31 December 2008 and the Reports of the Directors and Auditors be and are received;

2.	THAT the recommended Final Dividend of 11.1 pence per Ordinary Share be and is declared payable on 22 May 2009 to holders of Ordinary Shares registered at the close of business on 24 April 2009;

3.	THAT the Directors’ Remuneration Report contained in the 2008 Annual Report and Accounts be and is approved;

4.	THAT Roger Carr, a Director retiring by rotation, be and is re-elected as a Director of the Company;

5.	THAT Todd Stitzer, a Director retiring by rotation, be and is re-elected as a Director of the Company;

6.	THAT Baroness Hogg, a Director who was appointed by the Board since the last Annual General Meeting, be and is elected as a Director of the Company;

7	THAT Colin Day, a Director who was appointed by the Board since the last Annual General Meeting, be and is elected as a Director of the Company;

8.	THAT Andrew Bonfield, a Director who was appointed by the Board since the last Annual General Meeting, be and is elected as a Director of the Company;
9.	THAT the Auditors, Deloitte LLP, be and are re-appointed to hold office until the conclusion of the next Annual General Meeting at which accounts are laid before the Company;

10.	THAT the Directors be and are authorised to determine the remuneration of the Auditors;

11.	THAT the Company and those companies which are subsidiaries of the Company at any time during the period for which this resolution has effect, be and are authorised for the purposes of Part 14 of the Companies Act 2006 during the period from the date of the passing of this resolution until the conclusion of the Company’s Annual General Meeting in 2010 or 14 May 2010, whichever is earlier:
i)	to make political donations to political parties, and/or independent election candidates;

ii)	to make political donations to political organisations other than political parties; and

iii)	to incur political expenditure,
up to an aggregate amount in each year of £100,000, and the amount authorised in each year under each of paragraphs (i) to (iii) above shall also be limited to such amount;

12.	THAT the Directors be and are authorised generally and unconditionally to exercise all the powers of the Company to allot relevant securities (as defined in section 80 of the Companies Act 1985):
i)	up to a maximum aggregate nominal amount of £45,410,520; and

ii)	comprising equity securities (as defined in section 94 of the Companies Act 1985) up to a nominal amount of £90,821,040 after deducting from such limit any shares allotted under (i) above in connection with an offer by way of a rights issue:

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a)	to Ordinary Shareholders in proportion (as nearly as may be practicable) to their existing holdings; and

b)	to people who are holders of other equity securities if this is required by the rights of those securities or, if the Board considers it necessary, as permitted by the rights of those securities;
and so that the Directors may impose any limits or restrictions and make any arrangements which it considers necessary or appropriate to deal with treasury shares, fractional entitlements, record dates, legal, regulatory or practical problems in, or under the laws of, any territory or any other matter, such authorities to apply until the date of the 2010 AGM or until 14 May 2010 whichever is earlier, but in each case, so that the Company may make offers and enter into agreements during the relevant period which would, or might, require relevant securities to be allotted after the authority ends and the Board may allot relevant securities under any such offer or agreement as if the authority had not ended;

13.	THAT the Directors be and are empowered to allot equity securities (as defined in section 94 of the Companies Act 1985) for cash pursuant to the authority conferred by Resolution 12 and/or where such allotment constitutes an allotment of equity securities by virtue of section 94(3A) of the Companies Act 1985, as if section 89(1) of the Companies Act 1985 did not apply to any such allotment, provided that this power shall be limited to:
i)	the allotment of equity securities in connection with a rights issue, open offer or any other pre-emptive offer in favour of holders of Ordinary Shares or other equity securities (excluding any holder holding shares as treasury shares) where the equity securities respectively attributable to the interests of such persons on a fixed record date are proportionate (as nearly as may be) to the respective numbers of equity securities held by them or are otherwise allotted in accordance with the rights attaching to such equity securities (subject in either case to such exclusions or other arrangements as the Directors may deem necessary or expedient to deal with fractional entitlements, legal or practical problems arising in any overseas territory, the requirements of any regulatory body or stock exchange, or any other matter whatsoever); and

ii)	the allotment (otherwise than pursuant to sub-paragraph (i) above) of equity securities up to an aggregate nominal amount of £6,811,578 (5 per cent of the issued share capital), and shall expire at the conclusion of the next Annual General Meeting save that such authority shall extend to the making before such expiry of an offer or an agreement that would or might require equity securities to be allotted after such expiry and the Directors may allot equity securities in pursuance of that offer or agreement as if the authority conferred hereby had not expired;
14.	THAT the Company be and is generally authorised pursuant to and in accordance with section 166(1) of the Companies Act 1985 to make market purchases (as defined in section 163(3) of the Companies Act 1985) of its own Ordinary Shares upon and subject to the following conditions:
i)	the maximum number of such Ordinary Shares in the Company hereby authorised to be acquired is that number of Ordinary Shares which has a total nominal value of £13,623,156;

ii)	the minimum price, exclusive of expenses, which may be paid for each such Ordinary Share is an amount equal to the nominal value of each such Ordinary Share;

iii)	the maximum price, exclusive of expenses, which may be paid for any such Ordinary Share is an amount equal to 105 per cent of the average of the middle market quotations for the Ordinary Shares in the Company taken from the London Stock Exchange Daily Official List for the five business days immediately preceding the day on which such Ordinary Share is contracted to be purchased;

iv)	the authority hereby conferred shall expire at the conclusion of the next Annual General Meeting or on 14 May 2010 whichever is earlier; and

v)	the Company may enter into a contract or contracts for the purchase of such Ordinary Shares before the expiry of this authority which would or might be completed wholly or partly after its expiry;
15.	THAT a general meeting other than an Annual General Meeting may be called on not less than 14 clear days’ notice.
By order of the Board
Henry Udow
Group Secretary
Registered No: 6497379
Registered office:
Cadbury House
Sanderson Road
Uxbridge UB8 1DH
Dated 24 February 2009

2     Cadbury plc Notice of Meeting 2009

Important notes
The following notes explain your general rights as a shareholder and your right to attend and vote at this meeting or to appoint someone else to vote on your behalf. A Form of Proxy for use at the meeting is enclosed and instructions for its completion and return by post are shown on the Form.
1.	A member of the Company entitled to attend and vote at the meeting may appoint one or more proxies to attend, speak and vote instead of him or her. A member may appoint more than one proxy in relation to the AGM provided that each proxy is appointed to exercise the rights attached to a different share or shares held by that shareholder. A proxy need not be a member of the Company.

2.	A Form of Proxy is enclosed with this notice for members who are unable to attend the meeting. Instructions for use are shown on the Form.

3.	To be valid, the Form of Proxy (together with any power of attorney or authority under which it is signed, or a notarially certified copy of such power or authority) must be completed, signed and received at the offices of the Company’s Registrars, Computershare Investor Services PLC, The Pavilions, Bridgwater Road, Bristol BS99 6ZY, by post, by no later than 2.30 p.m. (London time) on 12 May 2009 or, in the event the meeting is adjourned, 48 hours before the time of any adjourned meeting. Appointing a proxy will not preclude members from attending and voting in person at the meeting if they later decide to do so.

4.	You may appoint more than one proxy provided that each proxy is appointed to exercise rights attaching to different shares.

5.	If you want to appoint multiple proxies, you may: (a) photocopy the Form of Proxy, fill in each copy in respect of different shares and send the multiple forms together to the Company’s Registrars, Computershare Investor Services PLC, The Pavilions, Bridgwater Road, Bristol BS99 6ZY, or (b) call Computershare Investor Services PLC, on 0870 873 5803 (or if you are calling from outside the UK, +44 870 873 5803) who will then issue you with multiple Forms of Proxy. In each case, please ensure that all of the multiple Forms of Proxy are sent in the same envelope if possible.

6.	Subject to the following principles, where more than one proxy is appointed, where a Form of Proxy does not state the number of shares to which it applies (a “blank proxy”), then that proxy is deemed to have been appointed in relation to the total number of shares registered in your name (the “member’s entire holding”). In the event of a conflict between a blank proxy and a Form of Proxy which does state the number of shares to which it applies (a “specific proxy”), the specific proxy shall be counted first, regardless of the time it was sent or received (on the basis that as far as possible, the conflicting Forms of Proxy should be judged to be in respect of different shares) and remaining shares will be apportioned to the blank proxy (pro rata if there is more than one).

7.	Where there is more than one proxy appointed and the total number of shares in respect of which proxies are appointed is no greater than your entire holding, it is assumed that proxies are appointed in relation to different shares, rather than that conflicting appointments have been made in relation to the same shares.
8.	When considering conflicting proxies, later proxies will prevail over earlier proxies, and which proxy is considered later will be determined on the basis of which proxy is last sent (or, if the Company is unable to determine which is last sent, last received). Proxies in the same envelope will be treated as sent and received at the same time, to minimise the number of conflicting proxies.

9.	If conflicting proxies are sent or received at the same time in respect of (or deemed to be in respect of) your entire holding, none of them shall be treated as valid.

10.	Where the aggregate number of shares in respect of which proxies are appointed exceeds your entire holding and it is not possible to determine the order in which they were sent or received (or they were all sent or received at the same time), the number of votes attributed to each proxy will be reduced pro rata (on the basis that as far as possible, conflicting forms of proxy should be judged to be in respect of different shares).

11.	Where the application of paragraph 10 above gives rise to fractions of shares, such fractions will be rounded down.

12.	If you appoint a proxy or proxies and then decide to attend the meeting in person and vote, on a poll, using your poll card, then your vote in person will override the proxy vote(s). If your vote in person is in respect of your entire holding then all proxy votes will be disregarded. If, however, you vote at the meeting in respect of less than your entire holding, if you indicate on your polling card that all proxies are to be disregarded, that shall be the case; but if you do not specifically revoke proxies, then your vote in person will be treated in the same way as if it were the last received proxy and earlier proxies will only be disregarded to the extent that to count them would result in the number of votes being cast exceeding the member’s entire holding.

13.	In relation to paragraph 12 above, in the event that you do not specifically revoke proxies, it will not be possible for the Company to determine your intentions in this regard. However, in light of the aim to include votes wherever and to the fullest extent possible, it will be assumed that earlier proxies should continue to apply to the fullest extent possible.

14.	You may appoint a proxy electronically by visiting the website of the Company’s Registrars at www.eproxyappointment.com. You will need to enter the Control Number, your own Shareholder Reference Number (SRN) and Shareholder Personal Identification Number (PIN) (which are all shown on the enclosed Form of Proxy) and follow the online instructions. The deadline for the receipt of electronic proxies is 2.30 p.m. (London time) on 12 May 2009 or, in the event the meeting is adjourned, 48 hours before the time of any adjourned meeting. Any electronic communications found to contain a virus will not be accepted. If you return more than one proxy appointment, either by paper or electronic communication, that received last by the Registrars before the latest time for the receipt of proxies will take precedence. Please note that you may not appoint more than one proxy through the www.eproxyappointment.com service, and if you wish to appoint more than one proxy you should request additional Forms of Proxy from the Company’s Registrars, Computershare Investor Services PLC, and submit them in accordance with the instructions set out in the preceding paragraphs.

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15.	If you hold your shares through CREST you may appoint a proxy or proxies by completing and transmitting a CREST Proxy Instruction in accordance with the procedures set out in the CREST Manual and ensuring that it is received by the Company’s Registrars, Computershare Investor Services PLC (under CREST participant ID 3RA50), by no later than 2.30 p.m. (London time) on 12 May 2009 or, in the event the meeting is adjourned, 48 hours before the time of any adjourned meeting. For further information, please see “Notes for CREST Members” below.

16.	In order to facilitate voting by corporate representatives at the meeting, arrangements mill be put in place at the meeting so that (i) if a corporate shareholder has appointed the Chairman of the meeting as its corporate representative with instructions to vote on a poll in accordance with the directions of all of the other corporate representatives for that shareholder at the meeting, then on a poll those corporate representatives will give voting directions to the Chairman and the Chairman will vote (or withhold a vote) as corporate representative in accordance with those directions; and (ii) if more than one corporate representative for the same corporate shareholder attends the meeting but the corporate shareholder has not appointed the Chairman of the meeting as its corporate representative, a designated corporate representative will be nominated, from those corporate representatives who attend, who will vote on a poll and the other corporate representatives will give voting directions to that designated corporate representative. Corporate shareholders are referred to the guidance issued by the Institute of Chartered Secretaries and Administrators on proxies and corporate representatives (www.icsa.org.uk) for further details of this procedure. The guidance includes a sample form of appointment letter if the Chairman is being appointed as described in (i) above.

17.	Where the appointor is a corporation, the enclosed Form of Proxy, to be valid, must be executed either under its common seal or under the hand of an officer or attorney duly authorised in writing.

18.	Any person to whom this notice is sent who is a person nominated under section 146 of the Companies Act 2006 to enjoy information rights (a “Nominated Person”) may, under an agreement between him/her and the shareholder by whom he/she was nominated, have a right to be appointed (or to have someone else appointed) as a proxy for the AGM. If a Nominated Person has no such proxy appointment right or does not wish to exercise it, he/she may, under any such agreement, have a right to give instructions to the shareholder as to the exercise of voting rights.

19.	The statement of the rights of shareholders in relation to the appointment of proxies above does not apply to Nominated Persons. The rights described in these paragraphs can only be exercised by shareholders of the Company.

20.	In the case of joint holders, the vote of the senior who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of the other joint holder(s) and for this purpose seniority shall be determined by the order in which the names appear in the register of members of the Company in respect of the joint holding.
21.	The Company, pursuant to regulation 41 of the Uncertificated Securities Regulations 2001, specifies that only those shareholders registered in the register of members of the Company as at 6.00 p.m. (London time) on 12 May 2009 or, in the event the meeting is adjourned, registered in the register of members as at 6.00 p.m. (London time) two days before the time of any adjourned meetings shall be entitled to attend and vote at the meeting in respect of the number of shares registered in their name at that time. Changes to entries in the register of members after 6.00 p.m. (London time) on 12 May 2009 or, in the event the meeting is adjourned, after 6.00 p.m. (London time) two days before the time of any adjourned meeting shall be disregarded in determining the rights of any person to attend and vote at the meeting.

22.	As at 4 February, 2009 the Company’s issued share capital consisted of 1,362,315,621 Ordinary Shares, carrying one vote each. Therefore, the total voting rights in the Company as at 4 February 2009 were 1,362,315,621.

23.	As soon as practicable following the AGM, the results of the voting at the meeting and the numbers of proxy votes cast for and against and the number of votes actively withheld in respect of each of the resolutions will be announced via a Regulatory Information Service and also placed on the Company’s website www.cadbury.com.

24.	Copies of the following documents are available for inspection at the Company’s registered office at Cadbury House, Sanderson Road, Uxbridge UB8 1DH and at the offices of Slaughter and May, the Company’s solicitors, at One Bunhill Row, London EC1Y 8YY during normal business hours on Monday to Friday of each week (public holidays excepted) from the date of this notice until close of business on the date of the meeting and will also be available for inspection at the place of the meeting for at least 15 minutes before, and during, the meeting:
a)	the Company’s Memorandum and Articles of Association;

b)	copies of the letters of appointment for Non-Executive Directors; and

c)	a copy of the full Annual Report and Accounts for the year ended 31 December 2008 (which includes the Directors’ Remuneration Report referred to in Resolution 3).
25.	Except as provided above, members who have general queries about the AGM should use the following means of communication:
i)	call our shareholder helpline on +44 (0) 870 873 5803; or

ii)	send an e-mail to web.queries@computershare.co.uk

4     Cadbury plc Notice of Meeting 2009

Notes for CREST Members
Electronic proxy appointment through CREST
CREST members who wish to appoint a proxy or proxies through the CREST electronic proxy appointment service may do so for the AGM and any adjournment(s) thereof by using the procedures described in the CREST Manual. CREST personal members or other CREST sponsored members, and those CREST members who have appointed (a) voting service provider(s), should refer to their CREST sponsor or voting service provider(s), who will be able to take the appropriate action on their behalf.
In order for a proxy appointment or instruction made using the CREST service to be valid, the appropriate CREST message (a “CREST Proxy Instruction”) must be properly authenticated in accordance with Euroclear UK & Ireland Limited’s specifications and must contain the information required for such instructions, as described in the CREST Manual. The message, regardless of whether it constitutes the appointment of a proxy or to an amendment to the instruction given to a previously appointed proxy must, in order to be valid, be transmitted so as to be received by the issuer’s agent, Computershare Investor Services PLC (ID 3RA50), by the latest time(s) for receipt of proxy appointments specified in the notice of meeting. For this purpose, the time of receipt will be taken to be the time (as determined by the timestamp applied to the message by the CREST Applications Host) from which the issuer’s agent is able to retrieve the message by enquiry to CREST in the manner prescribed by CREST. After this time any change of instructions to proxies appointed through CREST should be communicated to the appointee through other means.
CREST members and, where applicable, their CREST sponsors or voting service providers should note that Euroclear UK & Ireland Limited does not make available special procedures in CREST or any particular messages. Normal system timings and limitations will therefore apply in relation to the input of CREST Proxy Instructions. It is the responsibility of the CREST member concerned to take (or, if the CREST member is a CREST personal member or sponsored member or has appointed a voting service provider(s), to procure that his CREST sponsor or voting service provider(s) take(s)) such action as shall be necessary to ensure that a message is transmitted by means of the CREST system by any particular time. In this connection, CREST members and, where applicable, their CREST sponsors or voting service provider(s) are referred, in particular, to those sections of the CREST Manual concerning practical limitations of the CREST system and timings.
The Company may treat as invalid a CREST Proxy Instruction in the circumstances set out in regulation 35(5)(a) of the Uncertificated Securities Regulations 2001.
Annual General Meeting
Explanatory Notes
Cadbury plc
(Incorporated and registered in England with number 6497379)
(1) Directors’ Remuneration Report
Resolution 3
The Directors’ Remuneration Report has been prepared in accordance with the Companies Act 1985. The report also meets the relevant requirements of the Listing Rules of the Financial Services Authority and describes how the Board has applied the Combined Code on Corporate Governance relating to Directors’ remuneration. As required by the Companies Act 1985, an ordinary resolution to approve the report will be proposed at the Meeting. The report is set out in full on pages 66 to 77 of the 2008 Annual Report and Accounts. This document may also be viewed on and/or downloaded from the Company’s website, www.cadbury.com.
(2) Directors
Resolutions 4, 5, 6, 7 and 8
Biographical details of the Directors seeking re-election and election are given on pages 52 and 53 of the 2008 Annual Report and Accounts.
The Board members have undertaken a rigorous performance evaluation and review of the Directors including those who are retiring by rotation at the Annual General Meeting and are seeking re-election. The development plans for the Board are reviewed annually and the proposed re-election of the Directors listed below is consistent with the Board’s policy on its development and succession planning. Each Director concerned continues to be an important member of the Board and has demonstrated their continuing commitment to the role.
Continuing the practice followed by Cadbury Schweppes plc, Directors are required to retire every three years and to seek re-election at the Annual General Meeting.
Roger Carr will retire by rotation at the Annual General Meeting in accordance with Article 83 (A) (ii) of the Articles of Association and is seeking re-election. Roger is Chairman of the Board and Chairman of the Nomination Committee. His experience as both a Chairman and Chief Executive of other FTSE 100 companies enables him to provide highly valued advice and support to the executive management team of the Company.
Todd Stitzer will retire by rotation at the Annual General Meeting in accordance with Article 83 (A) (ii) of the Articles of Association and is seeking re-election. Todd joined Cadbury North America in 1983 as Assistant General Counsel and has gained extensive international experience in senior legal, marketing, sales, strategy development and general management roles within the Company. Todd was President and CEO of Dr Pepper/Seven Up, Inc. between 1997 and 2000 and Chief Strategy Officer between March 2000 and May 2003. Todd’s business leadership, legal and commercial expertise make him well placed to lead the organisation as it delivers on its commitment to achieve superior shareholder performance through Vision into Action.

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Baroness Hogg, a Director who was appointed by the Board since the last Annual General Meeting, will retire at the AGM in accordance with Article 83 (A) (i) and is seeking election to the Board. She has extensive experience of business, government and the media and brings a wealth of expertise to Cadbury.
Colin Day, a Director who was appointed by the Board since the last Annual General Meeting, will retire at the AGM in accordance with Article 83 (A) (i) and is seeking election to the Board. Colin’s extensive experience of consumer products and his strong focus on performance and execution enables him to add significantly to the skills and capabilities of Cadbury’s Board.
Andrew Bonfield, a Director who was appointed by the Board since the last Annual General Meeting, will retire at the AGM in accordance with Article 83 (A) (i) and is seeking election to the Board. Andrew has ten years’ experience as a Chief Financial Officer (“CFO”). Most recently, he was CFO of Bristol-Myers Squibb (from 2002 to 2008), the international pharmaceutical company, and was also CFO at SmithKline Beecham plc (from 1998 to 2000), prior to its merger with Glaxo Wellcome plc. Andrew has established a strong track record as an international and FTSE 100 CFO.
(3) Auditors
Resolutions 9 and 10
The resolution to re-appoint the Auditors, Deloitte LLP, and the resolution to authorise the Directors to determine their remuneration will be proposed as ordinary resolutions.
(4) Political donations
Resolution 11
This ordinary resolution seeks authority from shareholders to enable the Company (and its subsidiaries) to:
(i) make political donations to political parties and/or independent election candidates;
(ii) make political donations to political organisations other than political parties; and
(iii) incur political expenditure;
during the period from the date of this Annual General Meeting to the conclusion of the Annual General Meeting in 2010, or on 14 May 2010 (whichever is earlier), up to a maximum aggregate of £100,000.
The definitions of ‘political donation’ and ‘political expenditure’ in the Companies Act 2006 are broad in scope and may extend to bodies such as those concerned with policy review, law reform and the representation of the business community. They may also include special interest groups, such as those involved with the environment, which the Company and its subsidiaries might wish to support, even though these activities are not designed to support or influence support for a particular political party.
It remains the policy of the Company not to make political donations or incur political expenditure as those expressions are normally understood. However, the Directors consider that it is in the best interests of shareholders for the Company to participate in public debate and opinion-forming on matters which affect its business. The purpose of this ordinary resolution is to ensure that the Company does not inadvertently breach the terms of the Companies Act 2006 in the course of such participation.
(5) Renewal of Directors’ powers to allot shares
Resolutions 12 and 13
The Companies Act 1985 prevents Directors from allotting unissued shares without the authority of shareholders in general meeting. The Company’s Articles of Association permit the Directors to allot unissued shares but this power is subject to renewal by the shareholders. Resolution 12 (a) and (b) permits the Directors to issue relevant securities up to an aggregate nominal amount of £45,410,520 and up to a nominal value of £90,821,040 where the allotment is in connection with an offer by way of a rights issue (such amounts being equal to approximately one-third and two-thirds, respectively, of the issued share capital of the Company as at 4 February 2009, being a date not more than one month prior to this Notice).
Resolution 13 allows Directors to disapply shareholder pre-emption rights over the allotment of certain equity securities for cash and/or the sale of shares out of treasury, as these rights create certain technical difficulties, particularly with regard to overseas shareholders. In addition, Resolution 13 gives the Directors power to make issues for cash on a non pre-emptive basis up to an aggregate nominal amount of £6,811,578 (approximately 5 per cent of the issued Ordinary Share capital as at 4 February 2009, being a date not more than one month prior to this Notice).
The Company does not hold any shares in treasury as at the date of this Notice. Except for the issue of shares pursuant to the various employee share schemes, and any share dividend alternatives, the Directors do not presently intend to allot any unissued shares.
The authority given in these Resolutions will expire at the conclusion of the Annual General Meeting to be held in 2010 or on 14 May 2010 whichever is earlier. Similar resolutions were approved by shareholders of Cadbury Schweppes plc at each Annual General Meeting from 1982 until 2008.
(6) Purchase of own shares
Resolution 14
The Directors are seeking to renew the general authority from shareholders to permit the Company to purchase its own Ordinary Shares by market purchases, not exceeding approximately 10 per cent of the Company’s issued share capital as at 4 February 2009.
The Directors have no current intention of exercising the authority to make market purchases of Ordinary Shares but wish to have the flexibility to act quickly if they consider such purchases to be desirable and if they believe that such purchases would increase earnings per share and would be for the benefit of shareholders generally.

6     Cadbury plc Notice of Meeting 2009

The total number of options over Ordinary Shares of 10 pence outstanding as at 4 February 2009 was 26,707,215. This represents 1.96 per cent of the issued share capital of the Company as at that date and would represent 2.18 per cent of the reduced issued share capital, assuming the Company’s authority to purchase its own Ordinary Shares was used in full.
The Directors may consider that any shares so acquired be held in treasury for possible future resale rather than immediately cancelled. The Companies Act 1985 requires the Company to disclose details of the number of shares held in, cancelled, sold or transferred out of treasury and extend statutory pre-emption rights to sales for cash of treasury shares.
The Listing Rules of the Financial Services Authority provide a prohibition on the sale or transfer of shares out of treasury during a close period or when the Company is in possession of unpublished price-sensitive information. The Listing Rules also require the disclosure of sales and transfers of shares into and out of treasury and place a limit on the discount to market price at which shares can be sold out of treasury for cash, non pre-emptively. Furthermore, whilst shares are held in treasury, no dividends will be paid on the shares and no voting rights will attach to them.
The Directors consider that, should the Company exercise its authority to make market purchases of Ordinary Shares, the holding of shares in treasury would provide advantage to the Company through the opportunity to re-sell shares out of treasury, should the need arise, both quickly and cost effectively and in order to provide additional flexibility in the management of its capital base. The Directors confirm that any subsequent incentive schemes would be made within the overall 10 per cent and 5 per cent equity dilution limits for such schemes for so long as that is required by the guidelines of the Association of British Insurers.
The authority given in this resolution will expire at the conclusion of the Annual General Meeting to be held in 2010. A similar resolution was approved by shareholders of Cadbury Schweppes plc at each Annual General Meeting from 1998 until 2008.
(7) Notice of General Meetings
Resolution 15
This resolution is required to reflect the proposed implementation in August 2009 of the Shareholder Rights Directive. The regulation implementing this Directive will increase the notice period for General Meetings of the Company to 21 days. The Company is currently able to call General Meetings (other than an AGM) on 14 clear days’ notice and would like to preserve this ability. In order to do so after August 2009, shareholders must have approved the calling of meetings on 14 days’ notice. Resolution 15 seeks such approval. The approval will be effective until the Company’s next Annual General Meeting, when it is intended that a similar resolution will be proposed. The Company will also need to meet the requirements for electronic voting under the Directive before it can call a General Meeting on 14 days’ notice.

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Additional information for shareholders attending the Annual General Meeting
Venue
The Meeting will be held in the Fleming Room on the third floor of the Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London SW1 3EE. A map showing the location of the Centre is below. The AGM will start promptly at 2.30pm; you should allow 15 to 20 minutes for security and registration formalities.
Security
For safety reasons, security checks will be carried out on entry to the Centre. You will be asked to leave large bags in the cloakroom and small bags may be searched. No cameras, video recorders or tape recorders should be taken into the Meeting. Mobile phones and other electronic communication devices should be turned off.
Cloakrooms
Cloakroom facilities, for the storage of coats, large bags, etc., are located at the rear of the ground floor foyer.
Lifts
Cadbury staff will be on hand to guide you to the lifts to the third floor.
Registration
Attendance Cards should be presented to the Registrar’s staff who will be available as you arrive at the Centre. Corporate representatives, proxies and guests should register at the registration desks, which are clearly signposted on the ground floor.
Persons with disabilities
The Centre has full wheelchair access. If you are hard of hearing, there will be facilities available in the meeting room, including an induction loop system. The meeting will also be signed.
First Aid
First aid facilities will be available. Please approach any member of Cadbury staff.
Refreshments
Tea and coffee will be available before the Meeting. After the business of the Meeting has been concluded, light refreshments will be available in the Benjamin Britten Lounge, which is next to the Fleming Room on the third floor.

8     Cadbury plc notice of Meeting 2009